SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 24.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13D-2(a)

(Amendment No. 6)*

Nuo Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

67059V100

(CUSIP Number)

David Clark
Deerfield Mgmt, L.P.
780 Third Avenue, 37th Floor
New York, New York  10017
(212) 551-1600

With a copy to:

Elliot Press, Esq.
Katten Muchin Rosenman LLP
575 Madison Avenue
New York, New York  10022
(212) 940-8800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 9, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 11 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No.	67059V100	Page 2 of 11 Pages

1	NAME OF REPORTING PERSON Deerfield Mgmt, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 159,923,076 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 159,923,076 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 159,923,076 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.985%(1)
14	TYPE OF REPORTING PERSON PN

(1) Comprised of an aggregate of warrants to purchase 92,615,384 shares of common stock and an aggregate of 67,307,692 shares of common stock underlying convertible notes held by Deerfield Special Situations Fund, L.P., Deerfield Private Design Fund II, L.P., and Deerfield Private Design International II, L.P. of which Deerfield Mgmt, L.P. is the general partner.  The provisions of the warrants and convertible notes beneficially owned by the reporting person restrict the exercise of such warrants and the conversion of such convertible notes to the extent that, upon such exercise or conversion, the number of shares then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) “group” would exceed 9.985% of the total number of shares of the issuer then outstanding (the “Ownership Cap”).  Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares underlying such warrants and convertible notes to the extent beneficial ownership of such shares would cause all reporting persons hereunder, in the aggregate, to exceed the Ownership Cap.

SCHEDULE 13D
CUSIP No.	67059V100	Page 3 of 11 Pages

1	NAME OF REPORTING PERSON Deerfield Management Company, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 159,923,076 (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 159,923,076 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 159,923,076 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.985%(2)
14	TYPE OF REPORTING PERSON PN

(2) Comprised of an aggregate of warrants to purchase 92,615,384 shares of common stock and an aggregate of 67,307,692 shares of common stock underlying convertible notes held by Deerfield Special Situations Fund, L.P., Deerfield Private Design Fund II, L.P., and Deerfield Private Design International II, L.P. of which Deerfield Management Company, L.P. is the investment advisor.  The provisions of the warrants and convertible notes beneficially owned by the reporting person restrict the exercise of such warrants and the conversion of such convertible notes to the extent that, upon such exercise or conversion, the number of shares then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) “group” would exceed 9.985% of the total number of shares of the issuer then outstanding (the “Ownership Cap”).  Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares underlying such warrants and convertible notes to the extent beneficial ownership of such shares would cause all reporting persons hereunder, in the aggregate, to exceed the Ownership Cap.

SCHEDULE 13D
CUSIP No.	67059V100	Page 4 of 11 Pages

1	NAME OF REPORTING PERSON Deerfield Special Situations Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 54,373,845(3)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 54,373,845(3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,373,845(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.985%(3)
14	TYPE OF REPORTING PERSON PN

(3) Comprised of an aggregate of warrants to purchase 31,489,230 shares of common stock and an aggregate of 22,884,615 shares of common stock underlying convertible notes held by Deerfield Special Situations Fund, L.P. The provisions of the warrants and convertible notes beneficially owned by the reporting person restrict the exercise of such warrants and the conversion of such convertible notes to the extent that, upon such exercise or conversion, the number of shares then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) “group” would exceed 9.985% of the total number of shares of the issuer then outstanding (the “Ownership Cap”).  Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares underlying such warrants and convertible notes to the extent beneficial ownership of such shares would cause all reporting persons hereunder, in the aggregate, to exceed the Ownership Cap.

SCHEDULE 13D
CUSIP No.	67059V100	Page 5 of 11 Pages

1	NAME OF REPORTING PERSON Deerfield Private Design Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 49,185,942(4)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 49,185,942(4)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,185,942(4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.985%(4)
14	TYPE OF REPORTING PERSON PN

(4) Comprised of an aggregate of warrants to purchase 28,484,788 shares of common stock and an aggregate of 20,701,154 shares of common stock underlying convertible notes held by Deerfield Private Design Fund II, L.P.  The provisions of the warrants and convertible notes beneficially owned by the reporting person restrict the exercise of such warrants and the conversion of such convertible notes to the extent that, upon such exercise or conversion, the number of shares then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) “group” would exceed 9.985% of the total number of shares of the issuer then outstanding (the “Ownership Cap”).  Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares underlying such warrants and convertible notes to the extent beneficial ownership of such shares would cause all reporting persons hereunder, in the aggregate, to exceed the Ownership Cap.

SCHEDULE 13D
CUSIP No.	67059V100	Page 6 of 11 Pages

1	NAME OF REPORTING PERSON Deerfield Private Design International II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 56,363,289(5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 56,363,289(5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 56,363,289(5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.985%(5)
14	TYPE OF REPORTING PERSON PN

(5) Comprised of an aggregate of warrants to purchase 32,641,366 shares of common stock and an aggregate of 23,721,923 shares of common stock underlying convertible notes held by Deerfield Private Design International II, L.P.  The provisions of the warrants and convertible notes beneficially owned by the reporting person restrict the exercise of such warrants and the conversion of such convertible notes to the extent that, upon such exercise or conversion, the number of shares then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) “group” would exceed 9.985% of the total number of shares of the issuer then outstanding (the “Ownership Cap”).  Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares underlying such warrants and convertible notes to the extent beneficial ownership of such shares would cause all reporting persons hereunder, in the aggregate, to exceed the Ownership Cap.

SCHEDULE 13D
CUSIP No.	67059V100	Page 7 of 11 Pages

1	NAME OF REPORTING PERSON James E. Flynn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 159,923,076(6)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 159,923,076(6)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 159,923,076(6)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.985%(6)
14	TYPE OF REPORTING PERSON IN

(6) Comprised of an aggregate of warrants to purchase 92,615,384 shares of common stock and an aggregate of 67,307,692 shares of common stock underlying convertible notes held by Deerfield Special Situations Fund, L.P., Deerfield Private Design Fund II, L.P., and Deerfield Private Design International II, L.P.  The provisions of the warrants and convertible notes beneficially owned by the reporting person restrict the exercise of such warrants and the conversion of such convertible notes to the extent that, upon such exercise or conversion, the number of shares then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) “group” would exceed 9.985% of the total number of shares of the issuer then outstanding (the “Ownership Cap”).  Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares underlying such warrants and convertible notes to the extent beneficial ownership of such shares would cause all reporting persons hereunder, in the aggregate, to exceed the Ownership Cap.

This Amendment No. 6 (this “Amendment”) to Schedule 13D amends the Schedule 13D filed on August 8, 2015 by (i) Deerfield Mgmt, L.P. (“Deerfield Mgmt”), (ii) Deerfield Management Company, L.P. (“Deerfield Management”), (iii) Deerfield Special Situations Fund, L.P. (“Deerfield Special Situations Fund”), (iv) Deerfield Private Design Fund II, L.P. (“Deerfield Private Design II”), (v) Deerfield Private Design International II, L.P. (“Deerfield Private Design International II” and, together with Deerfield Special Situations Fund and Deerfield Private Design II, collectively referred to herein as the “Funds”) and (vi) James E. Flynn, a natural person (“Flynn” and collectively with Deerfield Mgmt, Deerfield Management, Deerfield Special Situations Fund,  Deerfield Private Design II and Deerfield Private Design International II, the “Reporting Persons”), with respect to the securities of Nuo Therapeutics, Inc., as amended by Amendment No. 1 thereto, filed on November 18, 2015 by the Reporting Persons, Amendment No. 2 thereto, filed on December 8, 2015, Amendment No. 3 thereto, filed on December 21, 2015, Amendment No. 4 thereto, filed on January 26, 2016 and Amendment No. 5 thereto, filed on February 25, 2016 (as amended, the “Schedule 13D”).

Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Scheduled 13D.

Item 4.        Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following:

On March 9, 2016, the Funds, Deerfield Mgmt, as administrative agent, and the Company entered into a Waiver and First Amendment to the DIP Financing Agreement (the "Waiver and First Amendment"), pursuant to which, among other things, the Funds agreed (i) to waive certain Events of Default (as defined in the DIP Financing Agreement) that occurred under the DIP Financing Agreement and (ii) to adjust the Funds’ total commitment under the DIP Financing Agreement to $6.0 million (including approximately $1.5 million that had been funded to date).

In addition, the Waiver and First Amendment requires that certain actions be taken by the Company, the Bankruptcy Court  and other relevant constituencies with respect to a “Chapter 11 Plan” by dates specified in the Waiver and First Amendment.  The Waiver and First Amendment defines "Chapter 11 Plan"  as a plan of reorganization of the Company consistent with a term sheet (the "Term Sheet") annexed to the Waiver and First Amendment.  The Term Sheet sets forth the material terms of a proposed restructuring of the prepetition and post-petition secured debt, unsecured debt and equity interests of the Company, the terms of which would be effected pursuant to a plan of reorganization to be proposed by the Company in the Company’s bankruptcy case and supported by the Funds and Deerfield Mgmt, the Official Committee of Unsecured Creditors and the Ad Hoc Committee of Equity Holders.  Failure to achieve certain case milestones, including those related to the Chapter 11 Plan, would constitute an Event of Default under the DIP Financing Agreement.  The Waiver and First Amendment also modified the definition of "Maturity Date" to mean the earliest of: (a) April 25, 2016, if the Chapter 11 Plan is not confirmed by such date, or May 5, 2016 if the Chapter 11 Plan is confirmed by April 25, 2016, and (b) the date on which the loan is accelerated.

The Term Sheet provides for the reorganization of the Company (and the continuation of the Company's corporate existence whose securities will be publicly traded), and payment, on or after the effective date of the confirmed plan, of all allowed administrative expenses, priority tax claims, unsecured priority claims and payment of general unsecured claims, each as more fully set forth in the Term Sheet.  It further provides for the capitalization of a reorganized Company under two contemplated scenarios:  (i) in the event the Company successfully raises $10,500,000 of committed capital (of which $3,000,000 can be in the form of backstop irrevocable capital call commitments) (“Successful Capital Raise”) by the effective date of the confirmed plan, then (a) the existing common equity shareholders will retain a to be determined percentage of the resulting common equity interests and (b) the Funds would be issued a non-convertible, no dividend preferred security in the amount of approximately $29.3 million which would have a liquidation preference equal to its face amount and receive an assignment of all of Company’s rights, title and interest in the existing Angel product line license agreement with Arthrex, Inc., all associated intellectual property owned by the Company and licensed thereunder and all royalty and payment rights which for purposes of the Chapter 11 Plan is valued at $15,000,000; or (ii) in the event the Company does not have a Successful Capital Raise, then (a) the Funds will receive 95% of the common equity of the Company and receive an assignment of all of Company’s rights, title and interest in the existing Angel product line license agreement with Arthrex, Inc., all associated intellectual property owned by the Company and licensed thereunder and all royalty and payment rights which for purposes of the Chapter 11 Plan is valued at $15,000,000 and (b) existing equity interests will retain 5% of the common equity of the Company.

The Funds have agreed to support the confirmation of a plan of reorganization for the Company that is consistent with the Term Sheet and otherwise acceptable to the Funds and intend to continue to participate in discussions relating to a reorganization of the Company consistent with the Term Sheet. There can be no assurance however that a reorganization of the Company will occur or that any such reorganization will be effected upon the terms set forth in the Term Sheet.

Item 6.        Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by adding the following:

On March 9, 2016, the Funds, Deerfield Mgmt, as administrative agent, and the Company entered into the Waiver and First Amendment to the DIP Financing Agreement.  The description of the Waiver and First Amendment, including the Term Sheet attached thereto, set forth in Item 4 is incorporated herein by reference.  Such description does not purport to be complete and is qualified in its entirety by reference to the full text of the Waiver and First Amendment (and the Term Sheet annexed as Exhibit B thereto), which is filed as Exhibit 99.8 hereto.

Item 7.        Material to be Filed as Exhibits

Exhibit 99.8     Waiver and First Amendment (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company on March 11, 2016).

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  March 17, 2016

DEERFIELD MGMT, L.P.

By:  J.E. Flynn Capital, LLC, General Partner

By: /s/ Jonathan Isler
Name:  Jonathan Isler
Title:    Attorney-in-Fact

DEERFIELD SPECIAL SITUATIONS FUND, L.P.

By:  Deerfield Mgmt, L.P., General Partner
By:  J.E. Flynn Capital, LLC, General Partner

By: /s/ Jonathan Isler
Name:  Jonathan Isler
Title:    Attorney-in-Fact

DEERFIELD PRIVATE DESIGN FUND II, L.P.

By:  Deerfield Mgmt, L.P., General Partner
By:  J.E. Flynn Capital, LLC, General Partner

By: /s/ Jonathan Isler
Name:  Jonathan Isler
Title:    Attorney-in-Fact

DEERFIELD PRIVATE DESIGN INTERNATIONAL II, L.P.

By:  Deerfield Mgmt, L.P., General Partner
By:  J.E. Flynn Capital, LLC, General Partner

By: /s/ Jonathan Isler
Name:  Jonathan Isler
Title:    Attorney-in-Fact

DEERFIELD MANAGEMENT COMPANY, L.P.

By:  Flynn Management LLC, General Partner

By: /s/ Jonathan Isler
Name:  Jonathan Isler
Title:    Attorney-in-Fact

JAMES E. FLYNN

/s/ Jonathan Isler
Jonathan Isler, Attorney-in-Fact